August 20, 2025

Elias Olmeta
Chief Financial Officer
MeridianLink, Inc.
1 Venture, Suite 235
Irvine, CA 92618

        Re: MeridianLink, Inc.
            Form 10-K for the Year Ended December 31, 2024
            Response dated August 12, 2025
            File No. 001-40680
Dear Elias Olmeta:

       We have reviewed your August 12, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless noted otherwise, any references to prior comments are to comments in our July 30,
2025 letter.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 52

1. We note your response to prior comments 3 and 4. We also note the statement made by your CFO in the Q1 2025 earnings call highlighting a "few KPIs for our lending business that demonstrate its resilience and acceleration..." and the specific references to the amount of, and changes in, ARR and NRR. Please address the following:
           Explain further how you use revenue and revenue growth in assessing your ability to attract new customers and retain and grow existing customers. Tell us what is meant by your statement that you are unable to
"reasonably
           quantify" the impact of new and existing customers. Given that statement, explain how you are able to assert the "majority" of the increase in Lending
           Software Solutions is due to cross-selling to existing customers. August 20, 2025
Page 2

             Tell us how you considered ARR, NRR and customer count as
additional
           measures to support your discussion of the increase in Lending Software Revenue and decrease in Data Verification Software Solutions. In this regard, we note
           NRR for Lending Software Revenue has historically been greater than 100%
           while NRR for Data Verification Software Solutions has historically been less than 100%. We also note the declining trend in your overall customer count.
Notes to Consolidated Financial Statements
Note 3. Revenue Recognition, page 85

2. We note your response to prior comment 4, including that you intend to provide the disclosure required by ASC 606-10-50-13 after remediation efforts related to your material weakness are completed. Please tell us how your financial statements and related disclosures comply with ASC 606 given the apparent limitations created by your un-remediated material weaknesses.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Kayla Dailey